                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)


                           WESTMORELAND COAL COMPANY
                         (Name of Issuer)

                  Depository Shares, representing 1/4 Share of
                       Series A Convertible Preferred Stock
                  (Title of Class of Securities)

                                960878-30-4
                         (CUSIP Number)





Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.           Sole Voting Power

Shares 347,284 voting convertible preferred shares (results in 593,161 common shares)

Beneficially  6.           Shared Voting Power

Owned by

Each          7.           Sole Dispositive Power

Reporting                   347,284 voting convertible preferred shares
                            (results in 593,161 common shares)

Person With   8.           Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

     119,300 convertible preferred shares held by Lindner Bulwark Fund
         (203,764 resulting common shares)
     227,984 convertible preferred shares held by Lindner Growth Fund
         (389,997 resulting common shares)

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares

11.  Percent of  Class Represented by Amount in Row  (9)

  15.00% of the outstanding class of voting convertible stock
  (Results in 7.85% of the fully diluted outstanding common shares)

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust

sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                            SCHEDULE 13g Amendment No. 2
Item 1(a)   Name of Issuer:

            Westmoreland Coal Company

Item 1(b)   Address of Issuer's Principal Executive Offices:

           14th Floor,2 North Cascade Avenue, Colorado Springs, CO 80903

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Convertible Preferred Stock

Item 2(e)   CUSIP:

             960878-30-4 (preferred) 960878-10-6 (common)

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company
 Act  (   LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management and/or Lindner Investment Series Trust as of December 31, 1998:

 (A) Amount beneficially owned: 119,300 convertible preferred shares
         (203,764 common) held by Lindner Bulwark Fund and 227,984 convertible preferred shares (389,997 common) held by Lindner Growth Fund.

 (B) Percent of class: 15.0% of conv prf shares or 7.85% of common shares
 (C) Number of shares as to which such subject COMPANY has:

         (1)sole power to vote or direct to vote: 119,300 pfd
                                             (203,764 common shares)
         (2)sole power to dispose of or direct disposition of: 227,984
                                             (389,997 common shares)

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Bulwark Fund, a registered investment company, is a holder of 119,300 convertible preferred shares. These shares represent 5.19% of the outstanding class of preferred securities. If converted, these shares would, however, represent 2.93% of the outstanding common stock. Lindner Growth Fund, a registered investment company, is a holder of 227,984 convertible preferred shares. These shares represent 9.91% of the outstanding class of preferred securities. If converted, these shares would, however, represent 5.60% of the outstanding common stock. Lindner Bulwark Fund and Lindner Growth Fund are separate series of Lindner Investment Series Trust.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 29, 1999


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305